Filed by FCB Bancorp
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended
Commission File No.: 333-126401
Subject Companies: FCB Bancorp and First California Financial Group, Inc.

Contact:	Scott Montgomery, President & CEO smontgomery@mnbla.com 310-277-2265

Contact:	C. G. Kum, President and CEO cgkum@fcbank.com 805-484-0534

NATIONAL MERCANTILE BANCORP AND FCB BANCORP
ANNOUNCE MERGER OF EQUALS
Los Angeles and Camarillo, CA – June 15, 2006 – National Mercantile Bancorp (Nasdaq: MBLA), parent of Mercantile National Bank and South Bay Bank, N.A., and FCB Bancorp (OTCBB: FCBA), parent of First California Bank, today announced the signing of a definitive agreement under which they will come together in a merger of equals with the new Delaware holding company to be named First California Financial Group, Inc.
In the merger, First California Financial Group will issue one share of common stock for each share of National Mercantile Bancorp common stock outstanding immediately prior to the merger and 1.7904 shares of common stock for each share of FCB Bancorp common stock outstanding immediately prior to the merger. In addition, for each share of preferred stock of National Mercantile Bancorp outstanding immediately prior to the merger, First California Financial Group will issue one share of its preferred stock with substantially equivalent terms. On a fully diluted basis, the merger will result in the equityholders of National Mercantile Bancorp and FCB Bancorp owning approximately 50.5% and 49.5% of the combined company, respectively.
The merger, expected to close in the fourth quarter of 2006, is subject to customary regulatory approvals and approval by the shareholders of both companies. In connection with the transaction, shareholders of National Mercantile Bancorp holding a majority of the outstanding shares of National Mercantile Bancorp common stock and shareholders of FCB Bancorp holding approximately 40% of the outstanding shares of FCB Bancorp common stock have indicated that they intend to vote their shares in favor of the proposed merger.
Following the merger, it is anticipated that the bank subsidiaries of National Mercantile Bancorp and FCB Bancorp will merge and that the leadership team for both the new holding company and the merged bank will be as follows:
•	C. G. Kum, the CEO of FCB Bancorp, will serve as President and CEO;

•	Romolo C. Santarosa, CFO of FCB Bancorp, will serve as Executive Vice President and CFO;

•	Robert W. Bartlett, National Mercantile Bancorp’s Chief Operating Officer, will serve as Executive Vice President and Chief Credit Officer;

•	David R. Brown, National Mercantile Bancorp’s CFO, will serve as Executive Vice President and Chief Strategy Officer;

•	Thomas E. Anthony, FCB Bancorp’s Chief Credit Officer, will serve as Executive Vice President, Head of Commercial Banking;

•	Scott Montgomery, National Mercantile Bancorp’s President and CEO, after assisting in the transition, will retire.
First California Financial Group’s board of directors will initially be comprised of five directors from National Mercantile Bancorp and five directors from FCB Bancorp, with Robert E. Gipson, currently Chairman of National Mercantile Bancorp, as the Chairman and John W. Birchfield, currently Chairman of FCB Bancorp, as the Vice Chairman. Additionally, Mr. Birchfield will initially serve as the Chairman of the merged bank. On a pro forma basis giving effect to the merger, the combined company would have had at March 31, 2006, consolidated assets of approximately $1 billion with twelve full service offices and four loan production offices in Los Angeles, Ventura and Orange Counties.
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MBLA and FCBA Agree to Merge
June 15, 2006
Page Two

About National Mercantile Bancorp
National Mercantile Bancorp is the holding company for Mercantile National Bank and South Bay Bank, with four full service offices located in Century City, Encino, Torrance and El Segundo and loan production offices in Costa Mesa and Beverly Hills. The bank’s focus is in business banking with specialty lending expertise in the entertainment, healthcare, professional services, real estate escrow, business and residential construction, property management industries and community-based non-profit organizations.
About FCB Bancorp
FCB Bancorp, and its wholly owned subsidiary, First California Bank, is a community banking company with headquarters in Ventura County, California. First California Bank has eight full service offices located in Anaheim Hills, Camarillo, Irvine, Oxnard, Simi Valley, Thousands Oaks, Ventura and Westlake Village along with loan production offices located in Sherman Oaks and Torrance.
Forward-Looking Statements
This release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (PSLRA), including statements about the financial condition of National Mercantile Bancorp and FCB Bancorp, anticipated consummation of the merger and the timing thereof and their ability to integrate following the merger. The forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Those factors include, but are not limited to, regulatory and shareholder approval for the proposed transaction, the impact of the current national and regional economy on small business loan demand in Southern California, loan delinquency rates, the ability of the companies and their subsidiaries to retain customers, interest rate fluctuations and the impact on margins, demographic changes, demand for the products and services of the companies and their subsidiaries, as well as their ability to attract and retain qualified people, competition with other banks and financial institutions, and other factors. For a discussion of factors that could cause actual results to differ, please see the reports on Forms 10-K or 10-KSB and 10-Q or 10-QSB as filed with the Securities and Exchange Commission (the “SEC”). Readers should not place undue reliance on the forward-looking statements, which reflect management’s view only as of the date hereof. Neither National Mercantile Bancorp nor FCB Bancorp undertakes any obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances. This statement is included for the express purpose of protecting the companies under PSLRA’s safe harbor provisions.
Additional Information
The proposed merger will be submitted to the shareholders of each of National Mercantile Bancorp and FCB Bancorp for their consideration. First California Financial Group, Inc. will file a registration statement, which will include a joint proxy statement/prospectus to be sent to the shareholders of each of National Mercantile Bancorp and FCB Bancorp, and each of First California Financial Group, National Mercantile Bancorp and FCB Bancorp may file other relevant documents concerning the proposed merger with the SEC. Shareholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed merger when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First California Financial Group, National Mercantile Bancorp and FCB Bancorp, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, by accessing National Mercantile Bancorp’s website (http://www.mnbla.com) under the tab “Investor Relations”, or by accessing FCB Bancorp’s website (http://www.fcbank.com) under the tab “About Us”.
National Mercantile Bancorp and FCB Bancorp and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of National Mercantile Bancorp and FCB Bancorp in connection with the proposed merger. Information about the directors and executive officers of National Mercantile Bancorp is set forth in the proxy statement for its 2006 annual meeting of shareholders, as filed with the SEC on April 20, 2006. Information about the directors and executive officers of FCB Bancorp is set forth in its Annual Report on Form 10-K, as filed with the SEC on March 31, 2006. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. You may obtain free copies of these documents as described above.
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